SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  1)*



                            Preferred Networks, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    73990510
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 21, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 10 Pages


                        AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D


            This amended statement on Schedule 13D relates to the Common Stock, par value $.0001 per share (the "Shares") of Preferred Networks, Inc., a Delaware corporation (the "Company"). Items 4, 5, 6 and 7 of this statement, previously filed by the Reporting Persons (as defined below) are hereby amended as set forth below:

            The Reporting Persons include:

            (i) by virtue of their direct beneficial ownership of Shares, by each of Centennial Fund IV, L.P., a Delaware limited partnership ("Centennial IV"), Fleet Equity Partners VI, L.P., a Delaware limited partnership ("FEP VI"), Fleet Venture Resources, Inc., a Rhode Island Corporation ("FVR"), Chisholm Partners II, L.P., a Delaware limited partnership ("CP"), Saugatuck Capital Company Limited Partnership III, a Delaware limited partnership ("Saugatuck III"), PNC Capital Corp., a Delaware corporation ("PNCCC"), and Primus Capital Fund III Limited Partnership, an Ohio limited partnership ("Primus III") (collectively, the "Stockholders"),

            (ii) by virtue of being the sole general partner of Centennial IV, by Centennial Holdings IV, L.P., a Delaware limited partnership,

            (iii) by virtue of being the sole general partners of FEP VI, by Fleet Growth Resources II, Inc., a Delaware corporation ("FGRII") and Silverado IV Corp., a Delaware corporation ("SCIV"),

            (iv) by virtue of the ownership of all of the outstanding common stock of FGRII, by Fleet Growth Resources, Inc., a Rhode Island corporation ("FGR"),

            (v) by virtue of the ownership of all of the outstanding common stock of FGR and all of the outstanding common stock of FVR, by Fleet Private Equity Co., Inc., a Rhode Island corporation ("FPEC")

            (vi) by virtue of the ownership of all of the outstanding common stock of FPEC, by Fleet Financial Group, Inc., a Rhode Island corporation,

            (vii) by virtue of being the sole general partner of CP, by Silverado II, L.P., a Delaware limited partnership ("SLP"),

            (viii) by virtue of being the sole general partner of SLP, by Silverado II Corp., a Delaware corporation ("SCII"),

              (ix) by virtue of their ownership of a majority of the outstanding common stock of SCII and SCIV, and by virtue of their officer and director positions and roles with FVR, FGR, FGRII, FPEC, SCII and SCIV, by Robert
      M. Van Degna and Habib Y. Gorgi,

            (x) by virtue of being the sole general partner of Saugatuck III, by Greyrock Partners Limited Partnership, a Delaware limited partnership,

            (xi) by virtue of being the sole general partner of Primus III, by Primus Venture Partners III Limited Partnership ("Primus Venture III"), an Ohio limited partnership,

            (xii) by virtue of being the sole general partner of Primus Venture III, by Primus Venture Partners, Inc., an Ohio corporation,

            (xiii) by virtue of the ownership of all of the outstanding common stock of PNCCC, by PNC Holding Corp., a Delaware corporation ("PNCHC") and

            (xiv) by virtue of the ownership of all of the outstanding common stock of PNCHC, by PNC Bank Corp., a Pennsylvania corporation.


Item 3.     Source and Amount of Funds or Other Consideration

            No change except for the addition of the following:

            The funds required by Centennial IV to make the Investment described in Item 4 may be drawn in part from application of the proceeds of Centennial IV's bridge loan to the Company (as previously described in this statement on Schedule 13D) in the amount of $3,133,333. The source of funds for such bridge loan was Centennial IV's capital available for investment.

            The funds required by FEP VI to make the Investment described in
Item 4 may be drawn in part from application of the proceeds of FEP VI's bridge loan to the Company (as previously described in this statement on Schedule 13D) in the amount of $1,002,000. The source of funds for such bridge loan was FEP VI's capital available for investment.

            The funds required by FVR to make the Investment described in Item 4 may be drawn in part from application of the proceeds of FVR's bridge loan to the Company (as previously described in this statement on Schedule 13D) in the amount of $2,338,000. The source of funds for such bridge loan was FVR's capital available for investment.

            The funds required by CP to make the Investment described in Item 4 may be drawn in part from application of the proceeds of CP's bridge loan to the Company (as previously described in this statement on Schedule 13D) in the amount of $60,000. The source of funds for such bridge loan was CP's capital available for investment.

            The funds required by Saugatuck III to make the Investment described in Item 4 may be drawn in part from application of the proceeds of Saugatuck III's bridge loan to the Company (as previously described in this statement on Schedule 13D) in the amount of $1,200,000. The source of funds for such bridge loan was capital obtained from private investors.

            The funds required by Primus III to make the Investment described in
Item 4 may be drawn in part from application of the proceeds of Primus III's bridge loan to the Company (as previously described in this statement on Schedule 13D) in the amount of $1,133,333. The source of funds for such bridge loan was Primus III's capital available for investment.

            The funds required by PNCCC to make the Investment described in Item 4 may be drawn in part from application of the proceeds of PNCCC's bridge loan to the Company (as previously described in this statement on Schedule 13D) in the amount of $1,133,333. The source of funds for such bridge loan was PNCCC's capital available for investment.

Item 4.     Purpose of Transaction

            No change except for the addition of the following:

            On May 21, 1997, the Stockholders and the Company entered into a Class A Redeemable Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Stockholders agreed to acquire, at the first closing pursuant to the Purchase Agreement, scheduled on or about June 16, 1997 (the "First Closing"), for an aggregate purchase price of $15,000,000, (i) an aggregate of 10,000,000 shares of the Company's Class A Redeemable Preferred Stock (the "Preferred Stock"), and (ii) warrants to purchase an aggregate of 11,500,000 Shares (the "Warrants"). The Preferred Stock and Warrants to be acquired at the First Closing shall be acquired by the Stockholders in the proportions set below:

Stockholder       Purchase Price          Preferred Stock            Warrants

Centennial IV        $4,700,000                3,133,333            3,603,333
FVR                  $3,507,000                2,338,000            2,688,700
FEP VI               $1,503,000                1,002,000            1,152,300
CP                   $   90,000                   60,000               69,000
PNCCC                $1,700,000                1,133,333            1,303,333
Saugatuck III        $1,800,000                1,200,000            1,380,000
Primus III           $1,700,000                1,133,333            1,303,333

      Total         $15,000,000                9,999,999          11,499,999

            In addition, the Stockholders have the option, on or prior to July 30, 1997 (the "Second Closing"), to acquire, for an aggregate purchase price of $5,000,000, (i) an aggregate of 3,333,333 shares of Preferred Stock, and (ii) Warrants to purchase 3,000,000 Shares. Such option may be assigned by the Stockholders to other investors by designating such other investors in a notice to the Company on or before the Second Closing. If the Stockholders and such other investors desire to invest more than $5,000,000 at the Second Closing, the first $1,350,000 of such excess will be used to redeem, at $1.50 per share, up to 900,000 shares of Preferred Stock and 1,035,000 Warrants held by FVR or an affiliate of FVR.

            The Preferred Stock will be entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Preferred Stock will accrue at the rate of $.15 per share annually, in preference to any dividends on the Shares and any other class ranking junior to the Preferred Stock. The Preferred Stock will be entitled to one vote per share and will be entitled to vote together with the Shares on matters submitted to a vote of the Company's stockholders. In addition, the Preferred Stock will be entitled to a class vote on certain matters, including without limitation repurchases of Shares, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company's assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Preferred Stock is redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Preferred Stock may require that its Preferred Stock be redeemed at any time after the fifth anniversary of the First Closing. The holders of Preferred Stock are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Preferred Stock are entitled to elect one director other than Messrs. Schutz and Van Degna.

            Each Warrant permits a holder to acquire, at any time during the five year period commencing on the initial issuance of the Warrant, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the Warrant. Payment of the exercise price may be made in cash, shares of Common Stock or shares of Preferred Stock. The Company has the right to cancel Warrants to acquire up to 500,000 Shares upon redemption of all of the Preferred Stock and, if such redemption occurs following the first year after issuance of the Warrants, payment of $750,000 (if such redemption and payment occurs during the second year following such issuance) or $1,500,000 (if such redemption and payment occurs during the third year following such issuance or thereafter). Under some circumstances the holders of the Warrants may be required to exercise the Warrants prior to their expiration.

            Pursuant to the Purchase Agreement, at the First Closing the Stockholders and the Company will enter into an Amendment to the Registration Rights Agreement dated as of June 21, 1995, among each of the Stockholders, the Company and certain other persons, as amended (the "Registration Rights Amendment"), pursuant to which the Stockholders will have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company will be required to register, the Shares obtainable upon exercise of the Warrants.

            The Stockholders' obligations to effect the First Closing are subject to a number of conditions, including, among others, approval of the Company's stockholders. The Company's obligations to effect the First Closing and the Second Closing are also subject to certain conditions, including, among others, approval of the Company's stockholders. The Stockholders understand that the Company has scheduled an annual meeting of its stockholders to consider the transactions contemplated by the Purchase Agreement, among other things, on June 16, 1997.

            Pursuant to the Purchase Agreement, the Company, among other things,
(i) made certain representations and warranties to the Stockholders, (ii) agreed to provide the Stockholders with certain inspection and information rights, and
(iii) agreed to reimburse the Stockholders for certain expenses.

            The foregoing summaries of the Purchase Agreement, the rights and preferences of the Preferred Stock, the Warrants and the Registration Rights Amendment are qualified in their entirety by reference to the Purchase Agreement attached hereto as Exhibit 8, the rights and preferences of the Preferred Stock attached hereto as Exhibit 9, the form of the Warrant attached hereto as Exhibit 10, and the Registration Rights Amendment attached hereto as Exhibit 11, respectively.

            Each of the Stockholders is acquiring the Preferred Stock and Warrants described above for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares and the Preferred Stock, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Stockholders may from time to time purchase Shares, Preferred Stock or Warrants, dispose of all or a portion of the Shares, Preferred Stock or Warrants it holds, or cease buying or selling Shares, Preferred Stock and Warrants. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise, and any such additional purchases or sales of Preferred Stock or Warrants may be in privately-negotiated transactions.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            No change except for the addition of the following:

            The information included under Item 4 of this statement on Schedule 13D in connection with the Purchase Agreement, the Preferred Stock, the Warrant and the Registration Rights Amendment is hereby incorporated in its entirety by this reference.

            Other than set forth above, neither any of the Reporting Persons nor any of the Officers and Partners has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            No change except the addition of the following:

            Exhibit 8. Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 9. Rights and Preferences of the Class A Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to exhibits C and D to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 10. Form of Common Stock Purchase Warrant to be issued pursuant to the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to exhibit C to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 11. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to exhibit E to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.



                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 28, 1997      /s/ Jeffrey Schutz

                        Jeffrey Schutz, as general partner of Centennial Holdings IV, L.P., general partner of Centennial Fund IV, L.P.


Date: May 28, 1997      /s/ Robert Van Degna

                        Robert Van Degna, individually and as Chairman and Chief Executive Officer of Fleet Growth Resources II, Inc., general partner of Fleet Equity Partners VI, L.P.; as Chairman and Chief Executive Officer of Silverado II Corp., general partner of Silverado II, L.P., general partner of Chisholm Partners II, L.P.; and as Chairman and Chief Executive Officer of Fleet Growth Resources, Inc., Fleet Venture Resources, Inc., Fleet Private Equity Co., Inc. and Silverado IV Corp.


Date: May 28, 1997      /s/ H. Jay Sarles

                        H. Jay Sarles, Vice Chairman of
                        Fleet Financial Group, Inc.


Date:  May 28, 1997     /s/ Habib Y. Gorgi

                        Habib Y. Gorgi, individually


Date: May 28, 1997      /s/ Richard P. Campbell, Jr.

                        Richard P. Campbell, Jr., as general partner of Greyrock Partners, general partner of Saugatuck Capital Company Limited Partnership III


Date: May 28, 1997      /s/ Steve Rothman

                        Steve Rothman, Managing Director and Chief Financial Officer of Primus Venture Partners, Inc., general partner of Primus Venture Partners III Limited Partnership, general partner of Primus Capital Fund III limited partnership


Date: May 28, 1997      /s/ David McL. Hillman

                        David McL. Hillman, Executive Vice President and Principal of PNC Capital Corp.


Date:  May 28, 1997     /s/ Robert L. Haunschild

                        Robert L. Haunschild, Chairman and President of
                        PNC Holding Corp, and Senior Vice President and Chief Financial Officer of PNC Bank Corp.